Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING
HELD ON 21 DECEMBER 2010
CONTINUING CONNECTED TRANSACTIONS

The Company is pleased to announce that the Ordinary Resolution set out in the EGM Notice was duly passed by way of poll by the Independent Shareholders at the EGM of the Company held on 21 December 2010.
Reference is made to the notice (the “EGM Notice”) of the Extraordinary General Meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company both dated 5 November 2010 (the “Circular”). Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the EGM Notice and the Circular.
POLL RESULTS OF THE EGM
The Company is pleased to announce that the following ordinary resolution (“Ordinary Resolution”) set out in the EGM Notice was duly passed by the Independent Shareholders by way of poll at the EGM held on 21 December 2010. Details of the voting are set out below:

Number of votes and percentage
Ordinary Resolution	For	Against	Total

To approve the conditional framework comprehensive services agreement dated 27 October 2010 entered into between the Company and Guangzhou Railway (Group) Company ()(the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2013 in the amounts of RMB7,222.07 million, RMB8,305.38 million and RMB9,551.18 million, respectively.
	406,839,324 Shares (99.69%)	1,260,650 Shares (0.31%)	408,099,974 Shares (100%)

Hong Kong Registrars Limited, the Company’s share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.
As at the date of the EGM, the issued share capital of the Company was 7,083,537,000 Shares.
GRGC (being the holder of approximately 37.12% of the issued share capital of the Company) had abstained from voting on the Ordinary Resolution at the EGM. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolution was 4,454,085,700. There were no Shares in respect of which their holders were entitled to attend and vote only against the Ordinary Resolution at the EGM.

By Order of the Board Guangshen Railway Company Limited Guo Xiangdong Company Secretary
Shenzhen, the PRC, 21 December 2010
As at the date of this announcement, the Board comprises:
Executive Directors
Xu Xiaoming
Shen Yi
Luo Qing
Non-executive Directors
Guo Zhuxue
Li Liang
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui

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